SECUI

17004890

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FEB 28 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	NJ	07054-1018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Williams (800) 836-8240
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

506 Carnegie Center, Suite 400	Princeton	NJ	08540-6313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

HENNION & WALSH, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Debbie Williams, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Hennion & Walsh, Inc. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Debbie Williams
Signature

Chief Financial Officer
Title

Subscribed and sworn
to before me

Kristina Von Tetzlaff

Kristina L Von Tetzlaff
Notary Public
New Jersey
My Commission Expires 3-22-20

HENNION & WALSH, INC.

Index
December 31, 2016

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholders of
Hennion & Walsh, Inc.

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Hennion & Walsh, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2017

HENNION & WALSH, INC.

Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 619,697
Marketable securities owned, at fair value	9,309,152
Due from clearing broker	4,462,922
Interest receivable	116,343
Property and Equipment, net	98,667
Intangible assets, net	971,640
Due from affiliate	388,158
Due from employees	18,000
Other assets	120,194
Total assets	$16,104,773
Liabilities and Stockholders' Equity	
Liabilities:	
Marketable securities sold, not yet purchased - at fair value	$ 3,165,540
Accounts payable and accrued expenses	2,911,209
Deferred income	792,790
Interest payable	36,137
Deferred rent liability	264,104
Total liabilities	7,169,780
Stockholders' Equity	
Common stock, no par value; 2,500 shares authorized; 210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	8,084,330
Less: promissory notes - stock purchase	(61,599)
Total stockholders' equity	8,934,993
Total liabilities and stockholders' equity	$16,104,773

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Operations

Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial and Industry Regulatory Agency ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of this financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

<u>Level 1</u>: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

<u>Level 2</u>: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

<u>Level 3</u>: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

Note 2. Summary of Significant Accounting Policies (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with US GAAP. Both realized and unrealized gains and/or losses recognized in the current earnings.

Due from/to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered fully collectible by management.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no loss for the year ended December 31, 2016.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes,

Note 2. Summary of Significant Accounting Policies (Continued)

the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statement. The Company is subject to various minimum state filing fees.

The stockholders of the Company have concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statement. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Note 3. Related Party Transactions

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $1,090,817. These expenses include rent, payroll and various office expenses. Total reimbursed income amounted to $1,049,876. This income includes advisory management fees paid by the clients which is collected by our clearing firm on behalf of our affiliate. The net receivable totaled $388,158 as of December 31, 2016 and is non-interest bearing.

In April 2013, in order to finance the purchase of shares of common stock of the Company, three employees made capital contributions, in the amount of $217,158, with a pledge of promissory notes to the Company. The promissory notes commenced on May 1, 2013, with 60 monthly payments of $1,240. Each note bears interest at a rate of 1.09% per annum. As of December 31, 2016, the receivable balance is $61,599.

Note 4. Intangible Assets

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchases corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559.

This customer list is being amortized on the straight-line method over a life of ten years. Amortization expense for the year ended December 31, 2016 aggregated $138,804. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

Note 5. Property and Equipment

Major classes of property and equipment consist of the following at December 31, 2016:

Furniture and equipment	$ 372,718
Leasehold improvements	105,145
	477,863
Less: accumulated depreciation and amortization	(379,196)
Net property and equipment	$ 98,667

Note 6. Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016.

	Quoted Prices Active Market Level 1	Observable Measurement Criteria Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 7,456,097	$ -	$ 7,456,097
State and municipal government debt securities		1,849,299		1,849,299
Equity securities	3,756	-	-	3,756
Total	$ 3,756	$ 9,305,396	$ -	$ 9,309,152
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 3,162,043	$ -	$ 3,162,043
Equity securities	3,497			3,497
Total	$ 3,497	$ 3,162,043	$ -	$ 3,165,540

There were no transfers between levels of the fair value hierarchy for liabilities measured at fair value during the year 2016.

Note 7. Regulatory Requirements

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c-3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $6,140,515 which was $5,873,566 in excess of its required net capital of $266,949. The Company's net capital ratio was .65 to 1 at December 31, 2016.

Note 8. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 9. Risk and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

Note 10. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company. The Company's contribution amounted to $95,778 for the year ended December 31, 2016.

Note 11. Commitments

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2018.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ending December 31, 2016	Total Commitments
2017	$ 750,555
2018	566,775
2019	566,775
2020	566,775
2021	566,775
Thereafter	802,924
	$ 3,820,579

Note 12. Litigation

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcomes in these cases, the Company could recognize a loss ranging from $0 to $842,000. The Company has reserved $100,000 against a possible loss.